VIA EDGAR

August 21, 2015

Ms. Stephanie Ciboroski

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Santander Consumer USA Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-36270

Dear Ms. Ciboroski:

This letter includes the responses of Santander Consumer USA Holdings Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”), Division of Corporation Finance (the “Staff”), regarding its Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), which were delivered in a letter dated August 7, 2015. For your convenience, in this letter the text of the Staff’s comments is set forth in bold, italicized text followed by the responses of the Company.

Form 10-K for the Year Ended December 31, 2014

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Credit Quality, page 50

1.	Please provide a breakdown of the typical maturity periods for each category of your loan and other finance receivables categories.

Response: We supplementally advise the Staff that a breakdown by category and maturity of our portfolio of loans and other finance receivables as of December 31, 2014 is as follows (amounts may not sum to 100.0% due to rounding):

Original term (months)	Retail Installment Contracts Acquired Individually	Purchased Receivables Portfolios	Receivables from Dealers	Personal Term Loans

<=24	0.1%	0.0%	0.4%	0.0%
25-36	0.8%	0.0%	0.0%	44.2%
37-48	3.0%	0.1%	0.0%	0.0%
49-60	8.6%	4.0%	27.7%	55.8%
61-72	77.0%	51.0%	0.0%	0.0%
>72	10.4%	44.9%*	71.8%	0.0%

	100.0%	100.0%	100.0%	100.0%

*Substantially all purchased receivables with terms greater than 72 months are marine or recreational vehicle loans with terms ranging from 144-240 months.

Ms. Stephanie Ciboroski

August 21, 2015

Our floorplan receivables from dealers and revolving personal lending accounts do not have a stated maturity.

Deferrals and Troubled Debt Restructurings, page 52

2.	We note your disclosure on page 88 that you consider troubled debt restructurings (TDRs) to include all individually acquired retail installment contracts that have been modified at least once, deferred for a period of 90 days or more, or deferred at least twice, as well as all restructurings through bankruptcy proceedings. Please respond to the following:

•	We note that you disclose the number of deferrals provided on your retail installment contracts on page 52, and then separately information about loans that have received modifications involving things such as reduction in interest rate or reduction in loan principal balance, etc. per your table on page 53. Please clarify whether in all cases the loans receiving the modifications in the table on page 53 are classified as TDRs.

•	We note your disclosure that changes in deferral levels do not have a direct impact on the ultimate amount of consumer finance receivables charged off by you, but the timing of the charge off may be affected. Please tell us and expand your disclosure to discuss how your provisioning methodology is capturing the risk of future default at the time the earlier deferrals are granted.

We advise the Staff that not all loans included in the table on page 53 are classified as TDRs as this table also includes purchased receivables accounted for

Ms. Stephanie Ciboroski

August 21, 2015

under ASC 310-30, which are scoped out of TDR guidance. Additionally, the table includes certain modifications that do not qualify as TDRs as they do not represent concessions granted for economic or legal reasons related to the debtor’s financial difficulties that the Company would not otherwise consider. For example, modifications under the Servicemembers Civil Relief Act and certain insurance settlement-related modifications are not considered TDRs, as they are executed for legal or contractual reasons rather than the borrowers’ financial difficulties. We will clarify these points in future filings by revising the lead-in paragraph to the table to read as follows:

We also may agree, or be required by operation of law or by a bankruptcy court, to grant a modification involving one or a combination of the following: a reduction in interest rate, a reduction in loan principal balance, a temporary reduction of monthly payment, or an extension of the maturity date. The servicer of our revolving personal loans also may grant modifications in the form of principal or interest rate reductions or payment plans. Similar to deferrals, we believe modifications are an effective portfolio management technique. Not all modifications are classified as TDRs as the loan may not meet the scope of the applicable guidance or the modification may have been granted for a reason other than the borrower’s financial difficulties.

Regarding the impact of deferrals on the timing of charge offs, we intend to enhance disclosure in future filings as set forth below (new language underlined):

Changes in deferral levels do not have a direct impact on the ultimate amount of consumer finance receivables charged off by us. However, the timing of a charge-off may be affected if the previously deferred account ultimately results in a charge-off. To the extent that deferrals impact the ultimate timing of when an account is charged off, loss confirmation periods and cash flow forecasts for loans classified as TDRs used in the determination of the adequacy of our allowance for credit losses are also impacted. Increased use of deferrals may result in a lengthening of the loss confirmation period, which would increase expectations of credit losses inherent in the portfolio and therefore increase the allowance for credit losses and related provision for credit losses, including the allowance and provision for loans that are not classified as TDRs. For loans that are classified as TDRs, the present value of expected cash flows is compared to the outstanding recorded investment of our TDRs to determine the amount of TDR impairment and related provision for credit losses that should be recorded.

3.	We note your statement that your policies and guidelines limit the number and frequency of deferrals to one every six months and eight months over the life of the loan. Please respond to the following to clarify in further detail how this policy works in operation:

•	Tell us whether this means the maximum amount of deferral a borrower can receive in a six-month period is three months, and then whether the borrower would have to wait six months after that

Ms. Stephanie Ciboroski

August 21, 2015

three-month deferral period is over before they could request a new deferral, or whether they could request the deferral three months after the three-month deferral period.

•	In situations where a one- or two-month deferral period is originally granted, tell us whether you would grant another one- or two-month deferral period within six months, or whether that original deferral of less than three months would be limited to that deferral given your policy to limit deferrals to one every six months.

•	In regards to the eight months over the life of the loan, clarify whether this means the maximum number of monthly payments that could be deferred over the life of the loan is eight payments. Clarify whether this is your policy regardless of the term of your retail installment contracts.

•	We note a significant amount of retail installment contracts are categorized in the deferred 3-4 times category. Please tell us whether the deferral periods are typically granted three months at a time, one month at a time, or whether it may depend on the number of prior deferrals the borrower has already been offered.

Each new deferral, regardless of length or any prior deferral, cannot be granted less than six months after the date a deferral was last granted. This means, for example, a deferral could be granted three months after the end of a three-month deferral, but could not be granted less than four months from the end of two-month deferral. Over 90% of deferrals granted are for two months. Three-month deferrals require a higher level of approval because they typically occur at a higher level of delinquency and therefore are less likely to perform. The Company uses a proprietary model that considers the consumer’s credit profile, payment history, and capacity to perform under the extended payment terms, and generally only grants deferrals when the action is expected to be accretive in the long term. In all cases, the maximum number of lifetime months extended for all automobile retail installment contracts is eight; some marine and recreational vehicle contracts have a maximum of twelve months extended to reflect their longer terms.

We will revise future filings to clarify the above points.

Notes to Consolidated Financial Statements, page 75

Note 4 – Loan and Lease Allowance and Credit Quality, page 85

4.	In light of the significant volume of transactions accounted for as TDRs, please revise future filings to provide a rollforward of the balance during the period, with specific quantification of new TDRs, paydowns, charge-offs, and sales.

The Company acknowledges the Staff’s comment and will include such a rollforward in future filings.

Ms. Stephanie Ciboroski

August 21, 2015

5.	We note your disclosure on page 90 that a TDR is considered to have subsequently defaulted upon charge-off, which for retail installment contracts is at the earlier of the date of repossession or 120 days past due. However, in light of the fact that the vast majority of your TDRs appear to be due to deferrals, tell us how this policy captures the fact that you may grant a 90 day deferral which is considered a TDR, but then a subsequent deferral is needed.

Once granted, a deferral returns a loan to current status; as such, the 120-day charge-off period starts over upon the issuance of a deferral. Our policies and guidelines limit the number and frequency of deferrals that may be granted to one every six months and a maximum of eight months extended during the life of a loan. As such, a loan that receives a deferral cannot receive another deferral until six months have elapsed. The Company notes that deferrals are granted on a case-by-case basis. As noted in our response to Comment 3 above, the Company uses a proprietary model that considers the consumer’s credit profile, payment history, and capacity to perform under the extended payment terms, and generally only grants deferrals when the action is expected to be accretive in the long term. As disclosed on page 52, “[w]e evaluate the results of our deferral strategies based upon the amount of cash installments that are collected on accounts after they have been deferred versus the extent to which the collateral underlying the deferred accounts has depreciated over the same period of time. Based on this evaluation, we believe that payment deferrals granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the portfolio.”

*                    *                     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Stephanie Ciboroski

August 21, 2015

The Company trusts that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (214) 237-3765 or by email at jmdavis@santanderconsumerusa.com.

Sincerely,

/s/ Jennifer Davis
Name:	Jennifer Davis
Interim Chief Financial Officer
Santander Consumer USA Holdings Inc.

cc:	Jason A. Kulas

Chief Executive Officer

Santander Consumer USA Holdings Inc.